SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                           (Amendment No.____________)


                                MAF BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55261R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DECEMBER 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55261R108                  13G                       Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Kenneth Koranda
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not applicable.
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S. Citizen
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           930,258
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          63,617
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,188,763
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,188,763
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.05% of 23,560,886 shares outstanding (including 302,309 shares of common stock issuable upon exercise of currently exercisable options and 5,762 shares of common stock held pursuant to a deferred compensation plan) as of December 31, 2002
________________________________________________________________________________
12. TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

CUSIP No. 55261R108                  13G                       Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


            MAF Bancorp, Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            55th Street & Holmes Avenue, Clarendon Hills, Illinois 60514
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Kenneth Koranda
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            55th Street & Holmes Avenue, Clarendon Hills, Illinois 60514
            ____________________________________________________________________

Item 2(c).  Citizenship:


            Mr. Koranda is a U.S. Citizen
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, par value $.01 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            55261R108
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 55261R108                  13G                       Page 4 of 5 Pages


Item 4.  Ownership.

     (a)  Amount beneficially owned:

          1,188,763 (includes 302,309 shares of common stock issuable upon exercise of currently exercisable options and 144,183 shares held in trust for Mr. Koranda's children, with respect to which Mr. Koranda serves as trustee)
          ______________________________________________________________________

     (b)  Percent of class:

          5.05%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 930,258
                                                        ________________________

          (ii)  Shared power to vote or to direct the vote: 63,617 (includes
                                                            ____________________

          shares of common stock held in various employee benefit plans, the
          ______________________________________________________________________

          trustees of which have certain voting rights with respect to such
          ______________________________________________________________________

          shares)
          ______________________________________________________________________

          (iii) Sole power to dispose or to direct the disposition of: 1,188,763
                                                                       _________

          (iv)  Shared power to dispose or to direct the disposition of: 0
                                                                         _______

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not applicable.
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not applicable.
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not applicable.
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not applicable.
          ______________________________________________________________________

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2003               /s/ Kenneth Koranda
                                        ----------------------------------------
                                        Name:  Kenneth Koranda
                                        Title:    President